                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                  502424104000
                                 (CUSIP Number)

                                JEFFREY WELIKSON
                          VICE PRESIDENT AND SECRETARY
                          LEHMAN BROTHERS HOLDINGS INC.
                                101 HUDSON STREET
                              JERSEY CITY, NJ 07302
                                 (201) 524-5640
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                               SEPTEMBER 17, 2001
             (Date of Event which required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      LEHMAN BROTHERS HOLDINGS INC.
      13-3216325

2)  Check the Appropriate box if a Member of a Group (see instructions)

      (a)  [X]
      (b)  [  ]

3)  SEC Use Only

4)  Source of Funds (see instructions)

      OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6)  Citizenship or Place of Organization

      DELAWARE

     Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power

      579,873

8)  Shared Voting Power

      1,144,096

9)  Sole Dispositive Power

      579,873

10) Shared Dispositive Power

      1,144,096

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      1,723,969

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

13) Percent of Class Represented by Amount in Row 9

      4.42%

14) Type of Reporting Person

      HC/CO


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CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      LEHMAN BROTHERS INC.
      13-2518466

2)  Check the Appropriate box if a Member of a Group (see instructions)

      (a)  [X]
      (b)  [  ]

3)  SEC Use Only

4)  Source of Funds (see instructions)

      OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [X]

6)  Citizenship or Place of Organization

      DELAWARE

    Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power

      -0-

8)  Shared Voting Power

      192,565

9)  Sole Dispositive Power

      -0-

10) Shared Dispositive Power

      192,565

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      192,565

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

13) Percent of Class Represented by Amount in Row 9

      0.49%

14) Type of Reporting Person

      BD/CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      LB I GROUP INC.

      13-2741778

2)  Check the Appropriate box if a Member of a Group (see instructions)

      (a)  [X]
      (b)  [ ]

3)  SEC Use Only

4)  Source of Funds (see instructions)

      OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6)  Citizenship or Place of Organization

      DELAWARE

    Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power

      192,565

8)  Shared Voting Power

      -0-

9)  Sole Dispositive Power

      192,565

10) Shared Dispositive Power

      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      192,565

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

13) Percent of Class Represented by Amount in Row 9

      0.49%

14) Type of Reporting Person

      CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.

2)  Check the Appropriate box if a Member of a Group (see instructions)

      (a)  [X]
      (b)  [  ]

3)  SEC Use Only

4)  Source of Funds (see instructions)

      OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6)  Citizenship or Place of Organization

      DELAWARE

    Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power

      951,531

8)  Shared Voting Power

      -0-

9)  Sole Dispositive Power

      951,531

10) Shared Dispositive Power

      -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

      951,531

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

13) Percent of Class Represented by Amount in Row 9

      2.44%

14) Type of Reporting Person

      LP


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SCHEDULE 13D

Item 1.  Security and Issuer

         No Change.

Item 2.  Identity and Background

         Except as stated below, no change.

         This amended statement is filed jointly on behalf of the following entities:

         Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
         New York, NY 10285

         Holdings, through its domestic and foreign subsidiaries, is a full-line securities firm and is the 100% parent of Lehman Brothers Inc. and the general partner of Lehman Brothers Capital Partners III, L.P.

         Lehman Brothers Inc., a Delaware corporation ("LBI"),
         3 World Financial Center
         New York, NY 10285

         LBI is a wholly-owned subsidiary of Holdings and is the 100% parent of LB I Group Inc.

         LB I Group Inc., a Delaware corporation ("LB I Group"),
         3 World Financial Center
         New York, NY 10285

         LB I Group is a wholly-owned subsidiary of LBI.

         Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership
         ("Capital Partners"),
         3 World Financial Center
         New York, NY 10285

         Capital Partners is a limited partnership, the general partner of which is Holdings.

         The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

         Neither the Reporting Persons nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         No Change.

Item 4. Purpose of Transaction

         No Change.

Item 5.  Interest in Securities of the Issuer

(a)   The cover pages hereto are incorporated herein by reference.

(b)   The cover pages hereto are incorporated herein by reference.

      As of the date if this report, Holdings is the actual owner of 579,873 shares of Common Stock; LB I Group is the actual owner of 192,565 shares of common stock; and Capital Partners is the actual owner of 951,531 shares of Common Stock. Under the rules and regulations of the Securities and Exchange Commission, Holdings is deemed to be the beneficial owner of the shares of Common Stock owned by LB I Group and Capital Partners. No other person has power to vote or dispose of such shares of Common Stock.

(c) On September 17, 2001, Reporting Persons (1) Holdings and (2) Capital Partners sold an aggregate of 1,500,000 shares pursuant to Rule 144 under the Securities Act of 1933, as amended, on the New York Stock Exchange, through LBI, as broker. 1,000,000 of such shares were sold at $85.8476 per share, and 500,000 of such shares were sold at $86.8165 per share.

      LBI and other affiliates of the Reporting Persons, in the ordinary course of business as broker-dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

(d)   No Change.

(e) As of September 17, 2001, all Reporting Persons had ceased to be beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No Change.

Item 7. Material to be Filed as Exhibits.

EXHIBIT                DESCRIPTION

App. A Names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons

App. B      Legal Proceedings

App. C Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the 1933 Act



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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2001


LEHMAN BROTHERS HOLDINGS INC.

By:    /s/ Barrett S. DiPaolo
      -------------------------------
      Name:  Barrett S. DiPaolo
      Title: Vice President and Assistant Secretary

LEHMAN BROTHERS INC.

By:    /s/ Barrett S. DiPaolo
      --------------------------
      Name: Barrett S. DiPaolo
      Title:  Vice President

LB I GROUP INC.

By:    /s/ Barrett S. DiPaolo
      --------------------------
      Name:  Barrett S. DiPaolo
      Title: Authorized Signatory

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.

By:    /s/ Barrett S. DiPaolo
      --------------------------
      Name:  Barrett S. DiPaolo
      Title:  Authorized Signatory

                                   APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
MICHAEL L. AINSLIE                        Lehman Brothers Holdings Inc.
Private Investor and former               3 World Financial Center
President and Chief Executive             New York, NY 10285
Officer of Sotheby's Holdings

JOHN F. AKERS                             Lehman Brothers Holdings Inc.
Retired Chairman of International         3 World Financial Center
Business Machines Corporation             New York, NY 10285

ROGER S. BERLIND                          Lehman Brothers Holdings Inc.
Theatrical Producer                       3 World Financial Center
                                          New York, NY 10285

THOMAS H. CRUIKSHANK                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive      3 World Financial Center
Officer of Halliburton Company            New York, NY 10285

RICHARD S. FULD, JR.                      Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer      3 World Financial Center
of Lehman Brothers Holdings Inc.          New York, NY 10285

HENRY KAUFMAN                             Lehman Brothers Holdings Inc.
President of Henry Kaufman                3 World Financial Center
& Company, Inc.                           New York, NY 10285

JOHN D. MACOMBER                          Lehman Brothers Holdings Inc.
Principal of JDM Investment Group         3 World Financial Center
                                          New York, NY 10285

DINA MERRILL                              Lehman Brothers Holdings Inc.
Director and Vice Chairman                3 World Financial Center
of RKO Pictures, Inc.                     New York, NY 10285
and Actress

All of the above individuals are citizens of the United States.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
RICHARD S. FULD, JR.                      Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer      3 World Financial Center
of Lehman Brothers Holdings Inc.          New York, NY 10285

DAVID GOLDFARB                            Lehman Brothers Holdings Inc.
Chief Financial Officer                   3 World Financial Center
                                          New York, NY 10285

JOSEPH M. GREGORY                         Lehman Brothers Holdings Inc.
Chief Administrative Officer              3 World Financial Center
                                          New York, NY 10285

JEREMY M. ISAACS                          Lehman Brothers Holdings Inc.
Chief Executive Officer-                  One Broadgate London
Europe and Asia                           EC2M7HA
                                          United Kingdom

BRADLEY H. JACK                           Lehman Brothers Holdings Inc.
Head of Investment Banking                3 World Financial Center
Division                                  New York, NY 10285

JEFFREY VANDERBEEK                        Lehman Brothers Holdings Inc.
Head of Capital Markets Division          3 World Financial Center
                                          New York, NY 10285

All of the above individuals are citizens of the United States, except Mr. Isaacs, who is a citizen of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS


NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
ROGER S. BERLIND                          Lehman Brothers Holdings Inc.
Theatrical Producer                       3 World Financial Center
                                          New York, NY 10285

HOWARD L. CLARK, JR.                      Lehman Brothers Holdings Inc.
Vice Chairman                             3 World Financial Center
                                          New York, NY 10285

FREDERICK FRANK                           Lehman Brothers Holdings Inc.
Vice Chairman                             3 World Financial Center
                                          New York, NY 10285

RICHARD S. FULD, JR.                      Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer      3 World Financial Center
of Lehman Brothers Holdings Inc.          New York, NY 10285

HARVEY M. KRUEGER                         Lehman Brothers Holdings Inc.
Vice Chairman                             3 World Financial Center
                                          New York, NY 10285

SHERMAN R. LEWIS, JR.                     Lehman Brothers Holdings Inc.
Vice Chairman                             3 World Financial Center
                                          New York, NY 10285

All of the above individuals are citizens of the United States.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS


NAME/TITLE                                BUSINESS ADDRESS
----------                                ----------------
RICHARD S. FULD, JR.                      Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer      3 World Financial Center
of Lehman Brothers Holdings Inc.          New York, NY 10285

DAVID GOLGFARB                            Lehman Brothers Holdings Inc.
Chief Financial Officer                   3 World Financial Center
                                          New York, NY 10285

JOSEPH M. GREGORY                         Lehman Brothers Holdings Inc.
Chief Administrative Officer              3 World Financial Center
                                          New York, NY 10285

THOMAS A. RUSSO                           Lehman Brothers Holdings Inc.
Chief Legal Officer                       3 World Financial Center
                                          New York, NY 10285

All of the above individuals are citizens of the United States.

                                LB I GROUP INC.

                               BOARD OF DIRECTORS


NAME                                      BUSINESS ADDRESS
----                                      ----------------
ROCCO F. ANDRIOLA                         Lehman Brothers Holdings Inc.
                                          3 World Financial Center
                                          New York, NY 10285

DAVID GOLDFARB                            Lehman Brothers Holdings Inc.
                                          3 World Financial Center
                                          New York, NY 10285

ALLAN S. KAPLAN                           Lehman Brothers Holdings Inc.
                                          3 World Financial Center
                                          New York, NY 10285

All of the above individuals are citizens of the United States.

                                   APPENDIX B

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brother's Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                   APPENDIX C

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto shall be, filed on behalf of each of us.

Dated: September 25, 2001

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Barrett S. DiPaolo
    --------------------------
Name: Barrett S. DiPaolo
Title: Vice President and Assistant Secretary

LEHMAN BROTHERS INC.

By: /s/ Barrett S. DiPaolo
    --------------------------
Name: Barrett S. DiPaolo
Title: Vice President

LB I GROUP INC.

By: /s/ Barrett S. DiPaolo
    --------------------------
Name: Barrett S. DiPaolo
Title: Authorized Signatory

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.

By: /s/ Barrett S. DiPaolo
    --------------------------
Name: Barrett S. DiPaolo
Title: Authorized Signatory